Pricester.com, Inc.
5555 Holywood Boulevard, Suite 303
Hollywood, Florida 33021
(954) 272-1200

October 23, 2008

Ta Tanisha Meadows
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20529
Telephone: (202) 551-3322
Facsimile: (202) 772-9361

Re:   Pricester.com, Inc.
      Item 4.01 Form 8-K/A
      Filed September 3, 2008
      File No. 333-118993

Dear Ms. Meadows:

In response to your comment letter dated September 4, 2008, please note the following:

We confirm that we are aware of our obligations under the Act.

We hereby acknowledge that:

  - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  - the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.
Please do not hesitate to contact me if you require further information or documentation regarding this matter.


PRICESTER.COM, INC.

By: /s/Edward C. Dillon
---------------------
Edward C. Dillon
Chief Executive Officer